Exhibit 99.1

Youdao Filed 2025 Annual Report on Form 20-F

Hangzhou, China – April 15, 2026 – Youdao, Inc. (“Youdao” or the “Company”) (NYSE: DAO), an AI solutions provider specializing in learning and advertising, today announced that the Company had filed its annual report on Form 20-F for the full year ended December 31, 2025 with the U.S. Securities and Exchange Commission.

The annual report is available on the Company’s investor relations website at ir.youdao.com and on the SEC’s website at www.sec.gov. The Company will provide hard copies of the annual report, free of charge, to its shareholders and ADS holders upon written request. Requests should be directed to Investor Relations, Youdao, Inc., No. 399 Wangshang Road, Binjiang District, Hangzhou 310051, People’s Republic of China.

About Youdao, Inc.

Youdao, Inc. (NYSE: DAO) is strategically positioned as an AI solutions provider specializing in learning and advertising. Youdao mainly offers learning services, online marketing services and smart devices – all powered by advanced technologies. Youdao was founded in 2006 as part of NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), a leading internet technology company in China.

For more information, please visit: http://ir.youdao.com.

For investor and media inquiries, please contact:

In China:
Jeffrey Wang
Youdao, Inc.
Tel: +86-10-8255-8163 ext. 89980
E-mail: IR@rd.netease.com

Piacente Financial Communications
Helen Wu
Tel: +86-10-6508-0677
E-mail: youdao@thepiacentegroup.com

In the United States:
Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: youdao@thepiacentegroup.com